July 7, 2014

VIA EDGAR AND E-MAIL

Kevin L. Vaughn
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3628

Re:	Rexnord Corporation
Form 10-K for the Fiscal Year Ended March 31, 2014
Filed May 21, 2014
Form 8-K dated May 21, 2014
Filed May 21, 2014
File No. 001-35475

Dear Mr. Vaughn:

On behalf of Rexnord Corporation, a Delaware corporation (the “Company”, “we” or “our”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 20, 2014 (the “Comment Letter”) regarding the above referenced Form 10-K for the fiscal year ended March 31, 2014 (the “Form 10-K”) and the Form 8-K dated May 21, 2014 (the “Form 8-K”).
For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment. Capitalized terms used and not defined herein have the meanings given in the Form 10-K. Page references in the text of this letter correspond to pages and captions in Form 10-K. The terms “we,” “our” or “Company” refer to Rexnord Corporation and its subsidiaries generally, not specifically to any individuals in particular.

Form 10-K for the Fiscal Year Ended March 31, 2014
Note 17. Income Taxes, page 77

1.
We note the rate reconciliation included on page 78 includes multiple line items that reflect the “net effect” of certain items. If there are material items included in any of these lines, including any material offsetting effects, please revise future filings to provide more information about the nature of the components of these reconciling items.

Response:

We acknowledge the Staff’s comment regarding disclosure of the various components of our effective tax rate reconciliation.  During the periods presented in our Form 10-K, there were no material offsetting amounts within the individual components presented in our effective tax rate reconciliation. In preparing this disclosure we considered disclosure of individual components which are greater than 5% of pre-tax book income multiplied by the applicable statutory tax rate (as required by Section 210.4-08 of Regulation S-X). In future filings, we will continue to evaluate whether any item(s) are “material” for purposes of disclosing such individual components within our effective tax rate reconciliation.

Note 21. Business Segment Information, page 84

2.
We note from your disclosures on pages 5-6 that you offer a variety of different products within each of your Process and Motion Control and Water Management segments. Please provide us with your analysis as to how you have considered the disclosure requirements of FASB ASC 280-10-50-40.

Response:

We acknowledge the Staff’s comment and have considered the guidance in FASB ASC 280-10-50-40. ASC 280-10-50-40 provides that “A public entity shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. The amounts of revenues reported shall be based on the financial information used to produce the public entity’s general-purpose financial statements. If providing the information is impracticable, that fact shall be disclosed.”

The Company has historically considered its product group revenues to be consistent with its reportable operating segments. On pages 5 – 6 of the Form 10-K, we make reference to various products within both the Process & Motion Control and Water Management reportable segments to help investors better understand the end-markets and applications where our products are used. Although both of our segments produce a variety of products, it is important to note that our products are typically sold as integrated packages into broad process industry applications in the case of Process & Motion Control or into a variety of water flow control applications inside of Water Management. As such, we do not typically market our products as discrete individual products or product groups but rather as integrated solutions serving key channels and applications. In response to the Staff’s comment, upon further consideration of the requirements of ASC 280-10-50-40, we believe our disclosure can be further enhanced by disaggregating the revenue generated by key channels within the Process & Motion Control reportable segment and by key applications within the Water Management reportable segments. The Company proposes updating its disclosure prospectively, beginning in its upcoming quarterly report on Form 10-Q for the quarter ended June 30, 2014, to report revenues in the following format:

First Quarter Ended
	June 30, 2014	June 29, 2013
Product information:
Process & Motion Control:
Original Equipment Manufacturers/End-users	$X.X	$X.X
Aftermarket	X.X	X.X
Total Process & Motion Control	X.X	X.X

Water Management:
Water Safety, Quality, Flow Control and Conservation	X.X	X.X
Water Infrastructure	X.X	X.X
Total Water Management	X.X	X.X

Consolidated	$X.X	$X.X

Form 8-K Dated May 21, 2014

3.
We note that you present non-GAAP measures for Adjusted EBITDA for each of your segments and that this amount is different from the measure of segment profit that you present in your Form 10-K. Please revise future filings to appropriately label these as non-GAAP measures and to include all of the disclosures required by Item 100(a) of Regulation G, including the reconciliation to the most directly comparable measure calculated in accordance with GAAP. In this regard, please also revise the disclosures as appropriate to ensure that you do not place undue prominence on the non-GAAP measure by presenting the GAAP measure with equal or greater prominence.

Response:

In response to the Staff’s comment, we respectfully note that Exhibit 99.1 of the Form 8-K appropriately labels, under the heading “Non-GAAP Financial Measures,” the non-GAAP measures used by the Company. In future Form 8-K filings, we will expand our disclosure to include income from operations when discussing segment profit to ensure we do not place undue prominence on the use of Adjusted EBITDA as a non-GAAP measure. We will also provide a reconciliation of income from operations to Adjusted EBITDA, as required by Item 100(a) of Regulation G. We believe that income from operations is the most directly comparable GAAP measure to segment Adjusted EBITDA given that we do not present net income at the segment level (i.e. we do not allocate “non-operating” expenses such as interest and income taxes to our two reportable segments).

4.
We note that you present certain forward-looking non-GAAP financial measures, such as adjusted EBITDA margins and adjusted earnings per share. Regulation G requires you to provide a reconciliation of the forward looking non-GAAP measure to the appropriate forward-looking GAAP measure. If the forward-looking GAAP measure is not accessible, you are required to disclose that fact and provide reconciling information that is available without an unreasonable effort. Further, you must identify the information that is unavailable and disclose its probable significance. Please revise future filings to provide the information required by Regulation G.

Response:

With respect to forward-looking information, in future filings, we will present the most directly comparable GAAP financial measure and provide a quantitative reconciliation of the differences between the non-GAAP and GAAP financial measures to the extent available without unreasonable effort. For your reference, we provide below an example of how that disclosure might appear:

	Earnings Guidance for	Earnings Guidance for
	the Three Months Ended	the Twelve Months Ended
	June 30, 2014	March 31, 2015
Net income from continuing operations
per diluted share (1)	$X.XX to $X.XX	$X.XX to $X.XX
Stock option expense	.XX	.XX
LIFO expense	.XX	.XX
Inventory fair value adjustments	.XX	.XX
Tax Impact on adjustments	.XX	.XX

Adjusted net income per diluted share	$X.XX to $X.XX	$X.XX to $X.XX
(1) Our guidance for net income from continuing operations per diluted share is based upon the extent of information available as of the date of this filing regarding events and conditions that will impact our future operating results for the periods noted above. Our actual net income from continuing operations per diluted share may be materially impacted by events for which information is not available, such as asset impairments, purchase accounting effects related to future acquisitions, severance and other restructuring costs, gains (losses) recognized on the disposal of tangible assets, gains (losses) on debt extinguishments, actuarial gains (losses) on our defined benefit plans, and other gains (losses) related to events or conditions not yet known.
* * * * * *

In responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * *

We trust that you will find this letter responsive to your comments. Please feel free to contact me or Mark Peterson, the Company’s Senior Vice President and Chief Financial Officer, at (414) 643-2223, or Patricia Whaley, the Company’s Vice President and General Counsel, at (414) 643-2513, if you have any questions or need further information.

Sincerely,
Todd A. Adams
President and Chief Executive Officer

cc:	Mark W. Peterson
Patricia M. Whaley, Esq.